Exhibit 99.1

VivoPower Announces Appointment of Philip Wray as Group Finance Director

LONDON, September 26, 2023 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce the appointment of Philip Wray as Group Finance Director for VivoPower. Philip brings a wealth of financial and leadership expertise to VivoPower, having worked in large multinational corporations for the past 18 years.

With a degree in Accounting and Finance and ACA Qualified, he started his career at Invensys PLC in the UK, soon holding a leadership role managing quarterly financial announcements and annual group accounts. He also held a key position in Switzerland to integrate an Invensys Operating Company into the Group’s Reporting and Audit structure, and a financial manager role at Invensys Rail in the UK where he grew and developed the financial accounting team.

In 2011, he moved to Tektronix to focus on business partnering and helping drive profitable growth across the EMEA region through data analytics and investment analysis. Having led various financial and commercial projects successfully, he became the EMEA Finance Director in 2018 where he enabled the business to exceed its annual commitments, while leading the finance organisation to develop best-in-class support to the group.

He also volunteers his skills with two not-for-profit organisations, supporting a local school and grassroots football club with financial guidance and strategic input.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

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